Filed under Rule 433

File Nos. 333-134937

and 333-134937-01

KeyCorp

Final Term Sheet

Issuer:	KeyCorp Capital VIII

Offered Securities:

7% Enhanced Trust Preferred Securities of KeyCorp Capital VIII, fully and unconditionally guaranteed by KeyCorp, to the extent described in the prospectus supplement subject to completion, dated June 12, 2006, to the prospectus dated June 12, 2006

Guarantor:	KeyCorp

Size:	10,000,000 Trust preferred securities, liquidation amount $25 per trust preferred security and $250,000,000 in the aggregate

Expected Ratings:	Moody’s Investor Services: A3
Standard & Poor’s: BBB
Fitch Ratings: A-

Trust Preferred Securities Maturity Date:	Upon the earlier of the stated maturity of the junior subordinated debentures or the earlier redemption of the junior subordinated debentures

Junior Subordinated Debentures Maturity Date:	June 15, 2066

Coupon/Distribution Rate:	7% per annum

Coupon/Distribution Dates:	Quarterly on March 15, June 15, September 15, and December 15 of each year, commencing September 15, 2006

Optional Redemption:	On or after June 15, 2011 in whole or in part

Trade Date:	June 13, 2006

Settlement Date:	June 20, 2006 (T+5)

Expected Listing:	NYSE

Public Offering Price:	$25 per trust preferred security

Underwriting Commissions:

$0.7875 per trust preferred security and $7,875,000 in the aggregate, except that the underwriting commission will be $0.50 per trust preferred security with respect to any trust preferred securities sold to institutions. To the extent of those sales, the total underwriting commission will decrease and the net proceeds to the Issuer will increase

Net Proceeds to the Issuer:	$24.2125 per trust preferred security and $242,125,000 in the aggregate

Joint-Book-Running Managers:	UBS Securities LLC and KeyBanc Capital Markets, a division of McDonald Investments Inc.

Sr. Co-Managers:	Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. Incorporated and Wachovia Capital Markets, LLC

Jr. Co-Managers:	Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc., Goldman, Sachs & Co. and RBC Dain Rauscher Inc.

Syndicate:

Banc of America Securities LLC, Bear, Stearns & Co. Inc., Charles Schwab & Co., Inc., HSBC Securities (USA) Inc., J.P. Morgan Securities Inc., Piper Jaffray & Co., Barclays Capital Inc., D.A. Davidson & Co., Keefe, Bruyette & Woods, Inc., Sandler, O’Neill & Partners, L.P., SBK-Brooks Investment Corp., Stifel, Nicolaus & Company, Incorporated and The Williams Capital Group, L.P.

CUSIP:	49327C205

ISIN:	US49327C2052

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